Filed by LCI Industries pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: LCI Industries Commission File No. 001-13646 Date: June 30, 2026

Creating a Premier Component Solutions Provider for the Outdoor Enthusiast, Housing, and Transportation Markets $8.1B Pro Forma Revenue1 $1.0B Pro Forma Adjusted EBITDA2 $508M Pro Forma Adjusted FCF3 2.1x Net Leverage4 Providing significant flexibility to support strategic and capital allocation priorities

Bringing Together Complementary, Customer-Focused Solutions Across Strategically Adjacent End Markets Bringing Together Complementary, Customer-Focused Solutions Across Strategically Adjacent End Markets Creates a Premier Component Solutions Provider for the Outdoor Recreation, Housing, and Transportation Markets • Establishing a leading outdoor recreation solutions provider across recreational vehicle, marine, powersports, truck and adventure / off-road, transportation, automotive and housing markets Highly Complementary Portfolios Strengthen Ability to Serve Customers and Enhance End User Experience • Both companies offer strategically adjacent product capabilities, creating a diversified portfolio across interior, exterior, structural and mechanical systems • The combined company will remain a trusted OEM and aftermarket partner, with expanded R&D, broader capabilities and accelerated speed-to-market. Brings Together Two Deeply-Rooted Industry Leaders with Strong Ties to Elkhart, Indiana • Combining strong teams and best-in-class culture with deep commitment to the local community and the outdoor enthusiast industry Drives Meaningful, Achievable Cost Synergies • Expecting to deliver over $150M of run-rate cost synergies achieved within three years of closing • The targeted synergies are identified and actionable, arising primarily from procurement, SG&A efficiencies and improved supply chain management Expands Aftermarket Channel Access and Distribution Networks • Lippert’s established brands, distribution infrastructure and channel access meaningfully advance Patrick’s strategic priority to expand its aftermarket presence. • The enhanced aftermarket channel exposure further enhances revenue growth, helping offset OEM production cyclicality and improving the combined company's margin profile

PATRICK + LIPPERT

Transaction Details

~$5.6B[5] **Total Equity Value**

Shareholder ownership post-closing

~52% PATRICK **~48%** LIPPERT

Leadership

Andy Nemeth
Will serve as Chief Executive Officer

Todd Cleveland
Will serve as Chair of the Board

Johny Sirpilla
Will serve as Vice Chair of the Board

12 Directors

6 designated by Patrick & 6 designated by Lippert

Elkhart, IN

Combined company headquarters

1H 2027

Expected closing, subject to approval by shareholders of both companies, the receipt of required regulatory approvals and the satisfaction of other customary closing conditions

"Today marks the beginning of an exciting new chapter in the evolution of our two companies as we continue on our journey to positively impact and deliver value for our customers, our team members, shareholders, and the communities we serve. Together, we will create a premier partnership-oriented platform for the global outdoor enthusiast ecosystem, housing and transportation markets that is more resilient, and better positioned to serve all of our customers – from OEMs to the end consumer."



Andy Nemeth
PATRICK

"This combination represents a defining moment for Lippert. Our shareholders will benefit from ownership in a more diversified company with the financial and operational strength to grow revenues and deliver outstanding value to shareholders and other stakeholders. Together, we can offer a broader, more innovative, competitive, and affordable portfolio of products and product solutions, as we work with our partners and customers in key segments to drive greater value for end consumers."



Johnny Sirpilla
LIPPERT

patrickandlipperttogether.com
© 2026 Patrick Industries and LCI Industries. All rights reserved.

PATRICK + LIPPERT

Footnotes

[1] Calculated as Patrick plus LCI LTM Q1-2026 revenue
[2] Includes $150M run-rate cost synergies expected to be achieved within 3 years of closing
[3] Free cash flow defined as operating cash flow less CapEx, inclusive of $150M run-rate cost synergies taxed at 25%
[4] Figure represents current net debt balance and adj. EBITDA for pro forma company including $150M of cost synergies
[5] Equity value calculated as Patrick equity value plus LCI equity value as of 6/29/26

Special Note Regarding Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between LCI and Patrick, including future financial and operating results (including the anticipated impact of the transaction on LCI's and Patrick's respective earnings), statements related to the expected timing of the completion of the transaction, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as "may," "will," "should," "targets," "scheduled," "plans," "intends," "goal," "anticipates," "expects," "believes," "forecasts," "outlook," "estimates," "potential," or "continue" or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of LCI or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party's business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of LCI or Patrick, (5) the ability by each of LCI and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party's customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company's business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against LCI, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of LCI and Patrick. Additional factors which could affect future results of LCI and Patrick can be found in the LCI 2025 10-K, under the captions "Special Note Regarding Forward-Looking Statements" and "Risk Factors" and LCI's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Patrick 2025 10-K, under the captions "Information Concerning Forward-Looking Statements" and "Risk Factors" and Patrick's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at http://www.sec.gov. LCI and Patrick disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Proposed Transaction and Where to Find it

In connection with the proposed transaction between LCI Industries ("LCI") and Patrick Industries ("Patrick"), LCI and Patrick intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including, among other filings, a Patrick registration statement on Form S-4 that will include a joint proxy statement of LCI and Patrick that also constitutes a prospectus of Patrick with respect to shares of Patrick's common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of LCI and Patrick (the "Joint Proxy Statement/Prospectus"). LCI and Patrick may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which LCI and Patrick may file with the SEC. INVESTORS AND SECURITY HOLDERS OF LCI AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by LCI and Patrick through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI's website at lippert.com under the tab "Investors" and under the heading "Financials" and subheading "SEC Filings." Copies of the documents filed with the SEC by Patrick will be available free of charge on Patrick's website at patrickind.com under the tab "Investors" and under the heading "SEC Filings."

Certain Information Regarding Participants

LCI, Patrick and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of LCI and Patrick in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the "LCI 2025 10-K") and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of Patrick and their ownership of Patrick common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the "Patrick 2025 10-K") and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of LCI's or Patrick's securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, June 5, 2026, and June 5, 2026, with respect to directors and executive officers of LCI, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Patrick and (3) other filings made from time to time with the SEC. Information about the directors and executive officers of LCI and Patrick, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of LCI's stockholders and Patrick's stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from LCI's or Patrick's website as described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Use of Non-GAAP Financial Measures

This communication contains non-GAAP financial measures, which are not intended to be considered in isolation or as a substitute for comparable GAAP financial measures. While management believes that these non-GAAP financial measures provide meaningful information to help stockholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures. These measures, the purposes for which management uses them, why management believes they are useful to investors, and a reconciliation to the most directly comparable GAAP financial measures can be found in the Appendix of the combination investor presentation. All references to profit measures and earnings per share on a comparable basis exclude items that affect comparability.